SECURITIES AND EXCHANGE COMMISSION
                 Washington, D.C. 20549

                      SCHEDULE 13D

        Under the Securities Exchange Act of 1934

             SCIENTIFIC INDUSTRIES, INC.
             ___________________________
                  (Name of Issuer)

        Common Stock, Par Value $0.05 Per Share
        _______________________________________
           (Title of Class of Securities)

                   808757 10 8
                   ___________
                 (CUSIP Number)

                Arthur M. Borden
       c/o Katten Muchin Zavis Rosenman
               575 Madison Avenue
           New York, New York 10022
                 212-940-8800
___________________________________________________________
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

              March 1, 1996*
              December 31, 1997*
              December 31, 1998*
              December 31, 1999*
              December 30, 2000*
              December 30, 2001*
______________________________________________________________________
(Date of Event which Requires Filing of this Statement) (* See Item 3)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box.	[  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See ss. 240.13d-7(b) for other parties to whom copies are to be sent. *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                            SCHEDULE 13D
_______________________________________________________________________

CUSIP NO. 808757 10 8                      PAGE 2 OF 6  PAGES----------
_______________________________________________________________________
1  NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
	       Arthur M. Borden
_______________________________________________________________________
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (A)  [  ]
   (SEE INSTRUCTIONS)                                       (B)  [  ]
_______________________________________________________________________
3  SEC USE ONLY
_______________________________________________________________________
4  SOURCE OF FUNDS (SEE INSTRUCTIONS)
	PF
_______________________________________________________________________
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(D) OR 2(E)                                               [  ]
_______________________________________________________________________
6  CITIZENSHIP OR PLACE OF ORGANIZATION
	U.S.A.
_______________________________________________________________________
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7  SOLE VOTING POWER
	-62,540-

8  SHARED VOTING POWER
	-0-

9  SOLE DISPOSITIVE POWER
	-62,540-

10  SHARED DISPOSITIVE POWER
	-0-
______________________________________________________________________
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	-62,540-
______________________________________________________________________
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES (SEE INSTRUCTIONS)                                         [  ]
______________________________________________________________________
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	6.4%
______________________________________________________________________
14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
	IN

ITEM 1.	SECURITY AND ISSUER.
This Schedule 13D relates to the common stock, $0.05 par value per share (the "Common Stock"), of Scientific Industries, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 70 Orville Drive, Bohemia, New York 11716.

ITEM 2.	IDENTITY AND BACKGROUND.

(a)  This Schedule 13D is filed by Arthur M. Borden (the
"Reporting Person").
(b) The business address for the Reporting Person is c/o Katten Muchin Zavis Rosenman, 575 Madison Avenue, New York, New York 10022.
(c) The Reporting Person serves as a Director of the Company.
The Reporting Person's principal occupation is as of counsel to Katten Muchin Zavis Rosenman, a national, commercial law firm.
(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
(f) The Reporting Person is a U.S. citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On February 29, 1996, the Reporting Person beneficially owned an aggregate of 39,540 shares of Common stock, of which 26,540 were shares of Common Stock owned by the Reporting Person, 4,000 shares were subject to options granted to the Reporting Person by the Company on February 11, 1992 and 9,000 shares were subject to options granted by the Company to the Reporting Person pursuant to the Company's 1992 Stock Option Plan (the "Plan").

Pursuant to the Plan, on March 1, 1996, the Company granted the Reporting Person options to purchase 3,000 shares of Common Stock, exercisable at $1.2813 per share, which increased the Reporting Person's beneficial ownership to 5.1% of the outstanding shares of Common Stock of the Company. In December of each of 1997, 1998, 1999, 2000 and 2001 the Board of Directors of the Company approved annual grants under the Plan to purchase 4,000 shares of Common Stock to the Reporting Person, exercisable at the fair market value on the date of grant (aggregating options to purchase 20,000 shares). The fair market value per share of Common Stock on the dates of grant in the following fiscal years were:
$2.40 in 2002, $1.328 in 2001, $.829 in 2000, $1.875 in 1999, and
$2.00 in 1998. All such options were immediately exercisable, except for 834 shares under the options granted on December 31, 2000, which became available and exercisable on July 1, 2001.

The Reporting Person exercised the foregoing options as follows:
(i) options as to 4,000 shares at $.35 per share on October 19, 2001, (ii) options as to 3,000 shares at $.50 per share on October 19, 2002, and (iii) options as to 3,000 shares at $.9375 per share on September 20, 2002.

ITEM 4.	PURPOSE OF TRANSACTION.

The Reporting Person purchased the Shares for investment purposes. Depending on market conditions and other factors, the Reporting Person may purchase additional shares of Common Stock in the open market or in private transactions. Subject to the availability of Common Stock at prices deemed favorable by the Reporting Person, the Reporting Person's liquidity, the financial condition and results of operations of the Company, and general economic and market conditions prevailing at the time, the Reporting Person reserves the right to, and may in the future, purchase additional shares of Common Stock from time to time in the open market, through privately negotiated transactions, or otherwise.

In connection with the Reporting Person's duties as a Director of the Company, the Reporting Person voted in support of the actions of the Board of Directors on August 29, 2002 to discontinue the employment of Mr. Lowell A. Kleiman as President and Chief Executive Officer of the Company, and to appoint
Ms. Helena R. Santos as President, Chief Executive Officer and Treasurer, and Mr. Robert Nichols as Executive Vice-President and Secretary of the Company; and on September 26, 2002, to designate as the Board's nominees for election as Class C
Directors at the Annual Meeting of the Stockholders of the Company to be held in November, 2002, Joseph G. Cremonese and
Roger B. Knowles, to serve until the Annual Meeting of the Stockholders of the Company with respect to the year ended
June 30, 2005. Ms. Santos had been the Company's Vice-President, Controller and Secretary, and Mr. Nichols had been its Vice President - Engineering, prior to such appointments.
Except as set forth above, the Reporting Person does not have a plan or proposal which relates to or would result in:
(a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;
(b) An extraordinary corporate transaction such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries;
(c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;
(d) Any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number of or term of Directors or to fill any existing vacancies on the Board;
(e) Any material change in the present capitalization or dividend policy of the Company;
(f) Any other material change in the Company's business or corporate structure;
(g) Changes in the Company's charter, by-laws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;
(h) Causing the Common Stock to cease to be authorized to be traded on the Nasdaq National Stock Market.
(i) To have the Common Stock terminated from registration under the Securities Act of 1933; or
(j) Any action similar to any of those enumerated above.

ITEM 5.	INTEREST IN THE SECURITIES OF THE COMPANY.

(a) The Reporting Person is the beneficial owner of 62,540 shares (Includes 26,000 shares of Common Stock issuable upon exercise of currently exercisable options) (the "Shares") of Common Stock, representing 6.4% of the outstanding Common Stock (based on 950,541 shares of Common Stock of the Company reported as being outstanding in the Company's Form 10-KSB for the year ended June 30, 2002).

(b) The Reporting Person has sole power to vote and dispose or direct the vote or the disposition of the Shares. The Reporting Person does not share such power to vote or direct the vote or dispose or direct the disposition of the Shares with any third party.

(c) The Reporting Person exercised options to purchase 3,000 shares of Common Stock on September 20, 2002, at an exercise price of $.9375 per share.

(d)  Not applicable.

(e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE COMPANY.

None.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

None.


SIGNATURES
	After reasonable inquiry and to the best of my knowledge
and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date:	October 7, 2002

/s/ Arthur M. Borden
____________________
ARTHUR M. BORDEN